# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enhanced Group Inc., CIK 0001956439
CUSIP: 29333R206
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Date of event which requires filing of this statement: 11/04/2026
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Julien Hofer, Centris Business Gateway - Level 0/C, Triq is-Salib tal-Imriehel, Birkirkara, Malta (O1), CBD 3020, 356 9960 9158

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 0; shared voting power 4,869,771; sole dispositive power 0; shared dispositive power 4,869,771; aggregate amount beneficially owned 4,869,771 (34.3% of the class)
- Enhanced Holdings LP (CIK 0002132854): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,869,771; sole dispositive power 0; shared dispositive power 4,869,771; aggregate amount beneficially owned 4,869,771 (34.3% of the class)
- Enhanced Holdings GP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,869,771; sole dispositive power 0; shared dispositive power 4,869,771; aggregate amount beneficially owned 4,869,771 (34.3% of the class)
- Christian Angermayer (CIK 0001845872): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 4,869,771; sole dispositive power 0; shared dispositive power 4,869,771; aggregate amount beneficially owned 4,869,771 (34.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Enhanced Group Inc.
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Comment:
This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 14, 2026 (as amended, the "Schedule 13D"), relating to the Class A Common Stock. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

The amount of securities reflected in this Amendment No. 5 reflect a 1-for-10 reverse stock split implemented by the Issuer on the Class A and Class B Common Stock on October 29, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Purchase Agreements

On November 4, 2026, Apeiron entered into a share purchase agreement (the "November 2026 Share Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to issue and sell to Apeiron in a private placement (the "Private Placement") 583,684 shares of Class A Common Stock for $7.11 per share. The Private Placement is expected to close in the first quarter of 2027, subject to the satisfaction of customary closing conditions and applicable regulatory requirements

On November 4, 2026, Apeiron entered into a share purchase deed with Aron D'Souza (the "Share Purchase Deed"), pursuant to which Apeiron agreed to purchase 760,213 shares of Class A Common Stock for aggregate consideration of $5,000,000, of which $250,000 will be paid in cash at closing and the remaining will be paid under a promissory note due March 31, 2027. The Share Purchase Deed is expected to close on December 4, 2026.

Registration Rights Agreement

In connection with the November 2026 Share Purchase Agreement, the Issuer also entered into a registration rights agreement with Apeiron (the "November 2026 Registration Rights Agreement"), pursuant to which the Issuer has agreed to file a registration statement under the Securities Act with the Securities and Exchange Commission (the "SEC"), covering the resale of the Class A Common Stock no later than 30 days following the applicable closing date and to use commercially reasonable efforts to have the registration statement declared effective by the SEC at the earliest possible date but no later than the earlier of (i) the 90th calendar day following the initial filing date of the registration statement, if the SEC notifies the Issuer that it will "review" the registration statement, and (ii) the third business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be "reviewed" or will not be subject to further review.

Exchange Agreement

On November 4, 2026, the Issuer entered into exchange agreements (collectively, the "Exchange Agreements") with each of Apeiron, Apeiron SICAV Limited - Live Opportunities Fund, Malta ("APLOF"), Apeiron 101 Ltd, Galaxy Group Funding ECI U LLC, and B72 Ventures GmbH (collectively, the "Exchange Holders"). Pursuant to the Exchange Agreements, the Exchange Holders will contribute to the Issuer shares of Deutsche Entertainment Aktiengesellschaft, a German live-entertainment company ("DEAG"), representing approximately 77% of DEAG's outstanding shares. In exchange, the Issuer will issue approximately 10,970,230 newly issued shares of Class A Common Stock (the "Exchange Shares," and such transaction, the "Exchange"). No cash consideration is payable in the Exchange. The Exchange is expected to close concurrently with the Private Placement, subject to customary closing conditions.

In connection with the Exchange Agreement with Apeiron, the Issuer has agreed to amend its certificate of formation and bylaws to provide that any director or the entire Board may be removed, with or without cause, by the holders of at least a majority of the voting power of the Issuer's capital stock entitled to vote generally in the election of directors (the "Removal Amendments"). The Removal Amendments constitute a related-party term by virtue of the controlling stockholder's interest, were reviewed by a special committee and approved by the disinterested directors, and are expected to be approved by written consent. The Issuer will file the charter amendment following the closing of the Exchange and the applicable information statement waiting period, and may abandon the Removal Amendments if the applicable Exchange Agreement is terminated prior to the closing.

Lock-Up Agreement

At the closing of the Exchange, each Exchange Holder will enter into a lock-up agreement with the Issuer (each, a "Lock-Up Agreement") with respect to the Exchange Shares issued to it (the "Lock-Up Shares"). The Lock-Up Shares are divided into three equal tranches, which are restricted until the dates that are six, nine and twelve months, respectively, after the closing of the Exchange. Each tranche will be released earlier, including before the six-month date, at the open of trading on the trading day after the volume-weighted average price of the Class A Common Stock on the NYSE equals or exceeds 200%, 250% or 300%, respectively, of the per share purchase price of the shares in the Private Placement (the "Reference Price"). That price must be reached on at least ten trading days, which need not be consecutive, within any 30-consecutive-trading-day period after the closing. All Lock-Up Shares will also be released upon the consummation of a liquidation, merger, capital stock exchange, reorganization or similar transaction approved or recommended by the Board in which all stockholders have the right to exchange their shares for cash, securities or other property. The Lock-Up Agreement does not apply to shares of Class A Common Stock acquired by the Exchange Holders in the Private Placement or in open-market transactions.

Call Option Agreements

On November 4, 2026, Apeiron entered into call option agreements (each, a "Call Option Agreement") with two stockholders in connection with each stockholder's subscription for shares of Class A Common Stock of the Issuer in the Private Placement. Under each Call Option Agreement, the stockholder may, at its sole discretion, require Apeiron or its affiliates to sell all or part of a number of shares of Class A Common Stock equal to the number of shares the stockholder subscribed for, was issued and paid for in the Private Placement. The Call Option Agreements are not effective until the closing of the Private Placement.

Amendment to Transaction Support Agreement

On October 31, 2026, the Issuer entered into an Amendment No. 1 to the previously disclosed Transaction Support Agreement (the "TSA Amendment") with the Reporting Persons. The Transaction Support Agreement provides that 50% of the Issuer's shares of Class A Common Stock subject to their lock-up restrictions would be released six months following the closing of the Business Combination (the "Business Combination Closing"), and the remaining 50% would be released twelve months following the Business Combination Closing. Pursuant to the TSA Amendment, the six-month release has been eliminated with respect to the Reporting Persons. All shares held by the Reporting Persons that remain subject to the lock-up restrictions under its Transaction Support Agreement will continue to be subject to such restrictions until twelve months following the Business Combination Closing.

The foregoing descriptions of the November 2026 Share Purchase Agreement, the November 2026 Registration Rights Agreement, the Exchange Agreement and the TSA Amendment do not purport to be complete and are each qualified in their entirety by the full text of such agreements or the form of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the November 2026 Share Purchase Agreement, the November 2026 Registration Rights Agreement, the Exchange Agreement and the TSA Amendment and are incorporated herein by reference. A copy of the full text of such agreements or the form of such agreements is attached as an exhibit hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 8: Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2026).

Exhibit 9: Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2026).

Exhibit 10: Exchange Agreement, dated as of November 4, 2026, by and between Enhanced Group Inc. and Apeiron Investment Group Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer's Amendment to Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2026).

Exhibit 11: Form of Amendment No. 1 to Transaction Support Agreement, dated as of October 31, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2026).

## Signatures
- Apeiron Investment Group Ltd.: /s/ Julien Hofer, Julien Hofer, Director (11/10/2026)
- Enhanced Holdings LP: By: Enhanced Holdings GP, its general partner, By: Apeiron Investment Group Ltd., By: /s/ Julien Hofer, Julien Hofer, Director (11/10/2026)
- Enhanced Holdings GP: By: Apeiron Investment Group Ltd., its sole stockholder, By: /s/ Julien Hofer, Julien Hofer, Director (11/10/2026)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (11/10/2026)